SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 20, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
+55 (61) 415-1140
ri@brasiltelecom.com.br

Media Relations Anne McBride
+1 (212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Corporation	Publicly-held Corporation
CNPJ/MF Corporate Taxpayers’ Registry no. 76.535.764/0001-43	CNPJ/MF Corporate Taxpayers’ Registry no. 02.570.688/0001-70
NIRE National Corporate Registration No. 53 3 0000622 9	NIRE National Corporate Registration No. 53 3 0000581 8

MATERIAL FACT

BRASIL TELECOM S.A. (“BrT”) and BRASIL TELECOM PARTICIPAÇÕES S.A. (“BTP”), in compliance with CVM Instruction no. 358/02, publicly announces the following:

1.

Last Friday, April 16th 2004, Calais Participações S.A. (“Calais”), a company in which BrT holds exclusively preferred shares with no voting rights, presented an amendment to its original bidding offer to WorldCom, Inc., for the acquisition of control of Embratel Participações S.A. (“Embratel”);

2.

In this amendment, Calais offered payment in the amount of US$ 396 million to WorldCom, Inc. against the acceptance of this offer by the sellers. This payment will be carried out through the acquisition of debt instruments issued by WorldCom, Inc. that will be used for the payment of the total price offered by Calais for the acquisition of control of Embratel, which continues to correspond to the amount of US$ 550 million, being this transaction subject to obtaining the necessary approval of the National Telecommunications Agency – Anatel;

3.

The amendment to the original bidding offer reflects the understanding by Calais that Embratel control’s acquisition structure complies with all the norms and regulations currently effective and has the objective of keeping Calais in the still ongoing competitive sale process, seeking to offer to the sellers all the guarantees and instruments that demonstrate and make unquestionable the superiority of its offer.

Brasília, April 19 2004.

Carla Cico Investor Relations Director Brasil Telecom S.A.	Paulo Pedrão Rio Branco Investor Relations Director Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer